SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 4)
Under the Securities and Exchange Act of 1934

 The Zweig Total Return Fund, Inc.
(ZTR)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

989837109
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2004
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 11 pages)
There are 3 exhibits.















ITEM 1	Security and Issuer
		Common Stock
		The Zweig Total Return Fund, Inc.
		Zweig Funds
		c/o Phoenix/Zweig Advisers LLC
		900 Third Avenue
		New York, New York 10022
ITEM 2	Identity and Background
		a) Karpus Management, Inc. d/b/a Karpus Investment Management
		(?KIM?)
		George W. Karpus, President, Director and Controlling Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn Van Degriff, or Sophie Karpus
		(?the Principals?) or KIM has been convicted in the past five years of
		any criminal proceeding (excluding traffic violations).
		e) During the last five years none of the principals or KIM has been a party
		to a civil proceeding as a result of which any of them is subject to a
		judgment, decree or final order enjoining future violations of or
		prohibiting or mandating activities subject to, federal or state
		securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares of ZTR
		on behalf of accounts that are managed by KIM (?the Accounts?) under
		limited powers of attorney.  All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		a)  KIM has purchased Shares for investment purposes.  Being primarily a
		fixed income manager, with a specialty focus in the closed end fund
		sector, the profile of ZTR fit the investment guidelines for various
		Accounts.  Shares have been acquired since September 4, 2003.
b)  Although originally purchased for investment purposes only, the
Fund?s February 9, 2004 press release and their subsequent preliminary proxy filing on February 11 prompted us to write to each Board member.
(Exhibit One)
c)  On February 18, 2004, KIM sent two potential independent director nominees to the Fund?s secretary to distribute to the nominating committee.  (Exhibit Two)
d)  On April 21, 2004, KIM wrote a letter to the Board acknowledging out support for the director nominees on the proxy in opposition to management.  (Exhibit Three)
ITEM 5 	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 457,245 shares, which represents .50 % of the outstanding Shares.  George W. Karpus presently owns 5000 shares purchased on December 22, 2003 at $4.95 (4000 shares)
and January 8, 2004 at $5.09 (1000 shares).  Dana R. Consler presently owns 600 shares purchased on September 30, 2003 at $4.89 per share.
None of the other Principals presently owns shares.
		b)   KIM has the sole power to dispose of and to vote all of such Shares
		under limited powers of attorney.
c) The first open market purchase occurred on September 4, 2003 as previously reported.  Open market purchases for the last 60 days for
the Accounts.   There have been no dispositions and no acquisitions,
other than by such open market purchases, during such period.
DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
2/20/2004
2000
5.17

3/30/2004
-3000
5.2
2/25/2004
2000
5.17

4/7/2004
24000
5.21
2/27/2004
3000
5.16

4/12/2004
16000
5.39
3/1/2004
400
5.16

4/19/2004
2200
5.24
3/2/2004
12150
5.16




3/3/2004
580
5.17




3/15/2004
-310
5.18




3/16/2004
-140
5.17




      The Accounts have the right to receive all dividends from, any proceeds
		from the sale of the Shares.  KIM reserves the right to further accumulate
		or sell shares. None of the Accounts has an interest in shares constituting
		more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of ZTR
		securities.
ITEM 7	Materials to be Filed as Exhibits
	             Not applicable.



Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.




April 22, 2004 		        	       By:________________________
        Date						       Signature
				               Jo Ann Van Degriff, Senior Vice President
            Name/Title





      EXHIBIT ONE
(Letter Sent to Each of the Directors on February 13, 2004)


							February 13, 2004


The Articles of Incorporation for the Zweig Total Return Fund, Inc. (NYSE: ZTR) provides shareholders with an extremely important ?lifeboat provision?. The provision requires the Fund to submit a proposal to shareholders to convert the Fund to an open-end format should the Fund trade at greater than a 10 percent discount for a full fiscal quarter. On December 31, 2003, this condition was experienced by the Fund and the Board has announced that they will honor the lifeboat provision and submit such a proposal at the Fund?s May 12, 2004 annual meeting.

This provision as stipulated in the Fund?s Articles of Incorporation provides shareholders with a safeguard against Fund management that may be unconcerned or unmotivated to address the Fund?s wide discount to net asset value. Karpus Investment Management (KIM) purchased shares for our clients with the reassurance that should the discount stay wide for an extended period of time it would be addressed by this provision in the Articles of Incorporation.

I was very disappointed to be informed in a recent press release by the Fund that the Board ?has voted unanimously to recommend against conversion to an open-end fund?. After all, it was the action taken by the Board in July of last year that caused the Fund to trade at a discount. On July 28, 2003, the Fund announced that they would change their distribution policy from 10 percent fixed distribution based on net asset value to a variable distribution policy based on earnings and distribution requirements. This is the exact opposite action taken by a few closed-end funds recently to remedy their wide discount. On this announcement, the Fund?s one-month average premium to net asset value of 7.9 percent immediately eroded to a one-month post announcement discount to net asset value of 9.5%!

In other words, the actions taken by the Fund?s Board caused shareholders to lose 16.1 percent in market value given a stable net asset value. In addition, investors that relied on the income stream provided by the Fund will have to sell shares to make up the difference. These actions were devastating for such individuals. It is intolerable that a Board that caused so much economic loss (particularly for low income shareholders) would have the arrogance to try to stand in the way of the lifeboat provision provided by the Fund?s Articles of Incorporation.

The Board has attempted to justify their recommendation in the preliminary proxy materials filed on February 11. Most of the terms of their justification relate to the negative effects of the redemption of an open-end fund and the reduced size of the Fund after these redemptions. These conditions existed when the Fund put this provision in the Articles of Incorporation and are therefore moot. Furthermore, shareholders wishing to redeem their shares immediately following the conversion will not have to worry about the disadvantages of the open-end format.

They do raise a few valid disadvantages of the conversion, but these costs would only slightly mitigate the value that shareholders will realize if they vote in favor of conversion and redeem their shares afterwards. The conversion costs will amount to .07 percent of the Fund?s NAV; however, shareholders will realize roughly a 10 percent increase in Fund value after the conversion.

Another cost involved in the conversion would be a redemption fee imposed by the Fund to cover the cost of the conversion. This fee would only be approximately 1-2 percent of the value of Fund shares. These two costs in aggregate would at most reduce the value added for the shareholder by 2.07 percent, which leaves the investor with roughly a 7.93 percent net gain. Taxes may further reduce the investor?s return but not all shareholders in the Fund are subject to taxation and the investors that needed the income being paid by the Fund are most likely in a low tax bracket.

The Board goes on to threaten to consider redeeming securities in lieu of cash. Given the highly liquid nature of the Fund?s portfolio, it makes no sense that the Board would consider this option unless it is simply out of spite.

The management of this Fund has performed poorly over just about any time period. The following chart details both the NAV and market price performance of the fund over various holding periods in comparison with the Morningstar average balanced mutual fund:


ZTR Performance
Morningstar's Average
Holding Period
Price
NAV
Balanced Mutual Fund
1-Year
-0.47%
6.69%
19.10%
2-Years
-7.51%
1.69%
3.95%
3-Years
0.41%
0.49%
1.06%
5-Years
-1.50%
2.16%
3.12%
10-Years
2.13%
5.29%
7.47%
* All holding periods end 12-31-2003



** ZTR performance calculated on Bloomberg


As can be concluded from the above, Fund management has not served shareholders well over the years. At least prior to July 28, shareholders could count on a healthy distribution from the Fund. This distribution was in excess of what the Fund was earning and hence the Fund was returning capital (or net asset value) to the Shareholder. In switching to the variable distribution policy, the Board essentially cut off the Shareholders access to their own capital!
The only means currently available for shareholders to access their own capital (net asset value) is by the Fund converting to an open-end format.

Fund management, as well as the Board, has a vested interest in not open-ending the Fund, as such an event will likely result in mass redemptions and a loss of Fund management and Board director fees. If the Board was truly independent, they would not have a significant financial interest in the fees paid out by the Fund. Their primary concern would be to extract shareholder value. The Board?s recommendation puts in question their independence. We read in the paper everyday about such conflicts of interest relating to mutual fund management.

In my opinion, it is a breach of the Board?s fiduciary duty to recommend against this proposal. I strongly urge each and every shareholder to vote their shares for this proposal and against the Board?s recommendation and I further urge the Board to reconsider their recommendation with regard to this proposal.




							Sincerely,



							Cody B. Bartlett Jr., CFA
							Portfolio Manager
							Karpus Investment Management

















EXHIBIT TWO
(Letter Sent to Fund?s Secretary on February 18 to Suggest Nominees for
 Director)


February 18, 2004


The Zweig Total Return Fund, Inc.
Zweig Funds
Nancy J. Engberg, Secretary
900 Third Avenue
New York, NY   10022

Ms. Engberg,

As per your preliminary proxy materials filed on February 11, 2004, I (as a representative of Karpus Investment Management) would like to submit to the nominating committee the following two potential director nominees. KIM submits to Mr. Charles H. Brunie, Mr. Alden C. Olson, Ph.D., and Mr. James B. Rogers, Jr. (the nominating committee), Mr. Nelson Lacey and Mr. Jim Somers as potential nominees for the two open director terms to be voted upon at the May 12, 2004 annual meeting. Enclosed is the biographical information required by the Fund. Please distribute this information to the nominating committee. I look forward to hearing the committee?s feedback regarding these two potential nominees.


Thank you for your consideration.





Sincerely,



Cody Bartlett Jr.
Portfolio Manager










Three-Year Term Director Nominee

Nelson Lacey
37 Hartman Road, Amherst, MA 01002

Nelson Lacey is an Associate Professor of Finance at the Isenberg School of Management at the University of Massachusetts in Amherst. He is a CFA charter holder. He serves currently as Chairman of the Department of Finance and Operations Management, a position he has held since 1994.
Professor Lacey received his Ph.D. in Finance in 1985 from the Pennsylvania State University, and holds an MBA from Arizona State University. He has authored and co-authored over 30 articles in areas such as interest rate risk management and control, corporate ethics, the valuation of financial securities, efficient capital markets, and derivatives. He has co-authored the textbook ?Modern Corporate Finance: Theory and Practice, now in fourth edition and published by Hayden McNeil Publishing.

Professor Lacey teaches in the areas of corporate finance, markets and institutions, risk management, and banking. He has extensive teaching experience both in the United States and abroad in countries such as Poland, Russia, Portugal, the Czech Republic, Greece, and Sweden. His most recent international teaching appointments were at the Escola De Gestao in Porto, the Athens Laboratory in Business Administration, and at the Leon Kozminski Academy of Entrepreneurism and Management in Warsaw. He served as Faculty Coordinator for the U.S. Consortium for Management Education in Central and Eastern Europe from 1993 through 1999 where he helped organized workshops for faculty, Deans, and Rectors from 18 Central and Eastern European countries. He also serves as Director of Education for the Center for International Securities and Derivatives Markets at the Isenberg School of Management at the University of Massachusetts.



















One-Year Term Director Nominee

James H. Somers
210 Gulph Creek Road, Radnor, PA 19087

Mr. Somers is a 1966 graduate of Lafayette College with an AB in Economics with a focus on corporate finance and securities analysis.

He went right to Wall Street as a trainee with A.G. Becker & Co. By the mid '70's he was the Investment Strategist for one of the leading research firms, Spencer Trask & Co.

In the mid-'70's he moved from the equity to the fixed income side of the Business in New York, and in '91 left Kidder Peabody and went out on his own (Somers Asset Management Inc.) in fixed income arbitrage.

In '95 James joined Martindale Andres & Co as a senior portfolio manager, solely managing one fixed income and two money market funds in the Governor
Fund Group (now part of the Vision Fund group after the sale to M&T Bank).
In addition, he solely managed several fixed income pension and endowment funds and was a team member in managing the Governor Equity Funds. His fixed income fund was four/five star Morningstar, his main money fund was consistently in the top 10 to 15% of all money funds. The pension and endowments soundly outperformed their benchmarks.

After a two year stint with Merrill Lynch, he?s been managing money for a small group of people under the name Somers Asset Management Incorporated, with the title of President.





















EXHIBIT THREE
(Letter Sent to the Board on April 21, 2004)

This letter is in response to the recent events that have transpired relative to the Zweig Total Return Fund including; the Fund?s failure to present, as nominees, either of the two potential independent directors presented by KIM, the filing of preliminary proxy contest materials by Mr. Phillip Goldstein and Mr. Arthur Lipson, and the recent announcement that ZTR will be reinstituting a modified 10 percent distribution policy.

We were disappointed that the Board did not present the candidates that we submitted for consideration as director nominees. We feel that the events that have transpired since July of last year have necessitated a change on the Board of ZTR. Given Mr. Goldstein?s superb record as a shareholder advocate and his experience as a director for other closed-end funds, we believe that shareholders will realize the greatest value by voting for Mr. Goldstein?s director nominees.

Both Mr. Goldstein and Mr. Lipson are holders of a significant number of ZTR shares. This helps to ensure that their interests are aligned with those of other shareholders. Mr. Goldstein has a proven history of extracting value for shareholders of funds that are poorly managed and/or are failing to address a wide discount that persists for a significant amount of time.

Although the Board announced recently that they will reinstitute the 10 percent distribution policy, they are in fact giving shareholders seven percent cash and three percent ZTR stock. The three percent stock distribution, in lieu of cash, is problematic in that the dividend reinvestment program will only have to purchase the seven percent cash dividend to reinvest for their participants. This will decrease the market price support that existed when the dividend was 10 percent cash.

This problem would be somewhat mitigated if the shares to pay the three percent stock dividend were purchased by the Fund in the open market. The Fund has not provided details on this issue, but they could very well be planning on issuing new shares to pay this stock dividend. These shares may have to be sold by some investors who need the additional income. This would not only place downward pressure on Fund shares but it will cause the investor to incur commission and, potentially, tax costs.

The very least that the Board can do to renew the confidence of Fund
Shareholders is to reinstitute the old 10 percent cash distribution policy.
We still feel that the Board should be recommending that the Fund convert to an open-end format.  We feel that Mr. Phillip Goldstein and Mr. Arthur
Lipson give Fund Shareholders the best chance of reclaiming the value of their shares.
								Sincerely,
								Cody Bartlett Jr.,  CFA